August 10, 2018

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-3720

Re:	Audentes Therapeutics, Inc.

Form 10-K for the year ended December 31, 2017

Filed March 9, 2018

File No. 001-37833

Ladies and Gentlemen:

We are submitting this letter on behalf of Audentes Therapeutics, Inc. (the “Company”), in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 6, 2018 that relates to the Company’s Form 10-K for the fiscal year ended December 31, 2017 (File No. 001-37833) filed with the Commission on March 9, 2018 (the “Form 10-K”).  For ease of reference, we have repeated the Staff’s comment in bold italics, followed by our response below the comment.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 15. Exhibits, Financial Statement Schedules, page 98

1.

Please amend your filing to provide new certifications filed as Exhibits 31.1 and 31.2 to conform exactly to that provided in Item 601(b)(31) of Regulation S-K as it relates to internal controls over financial report (ICFR). In this regard, the introductory sentence in paragraph 4 should refer to ICFR as defined in the Exchange Act and certification 4(b) should discuss your obligations related to ICFR. Similarly, please amend the 10-Q for the quarterly period ended March 31, 2018.

We respectfully acknowledge the Staff’s comment and have amended the Form 10-K and the Form 10-Q for the quarterly period ended March 31, 2018 to revise the Principal Executive Officer and Principal Financial Officer certifications, filed as Exhibits 31.1 and 31.2 to each filing, to include both the introductory sentence within paragraph 4 regarding internal control over financial reporting and paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

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Securities and Exchange Commission

August 10, 2018

If you have any further questions, please feel free to contact me at (650) 335-7292 or, in my absence, Amanda Rose at (206) 389-4553.

Sincerely,

/s/ Robert Freedman

Robert Freedman

cc:

Matthew Patterson, Chief Executive Officer

Tom Soloway, Chief Financial Officer

Audentes Therapeutics, Inc.

Effie Toshav, Esq.

Amanda Rose, Esq.

Fenwick & West LLP